

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2015

Van Z. Krikorian
Chairman and Chief Executive Officer
Global Gold Corporation
555 Theodore Fremd Avenue, Suite C208
Rye, New York 10580

>   **Re: Global Gold Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed April 15, 2015**
>   **File No. 002-69494**

Dear Mr. Krikorian:

We have limited our review of your filing to the disclosures addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please file the original convertible note between Global Gold and Consolidated Resources of Armenia or advise.

Item 1. Description of Business, page 4

(1) General Overview, page 4

2. We note on page 5 that you state that "Consolidated Resources failed to meet the conditions of the transfer." Please revise to disclose how Consolidated Resources failed to meet the conditions of the transfer.

3. For each of the properties referenced in this section of your filing it appears you have included the total expenditures on the property. In addition, revise to include the expenditures and a description of the work performed during the most recent fiscal year. In this regard we reference paragraph (b)(4) of Industry Guide 7.

4. Additionally, please disclose your exploration plans for each property under paragraph (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

    •   Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

    •   If there is a phased program planned, briefly outline all phases.

    •   If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

    •   Identify who will be conducting any proposed exploration work and disclose their qualifications.

5. We note your reference to a 43-101 format independent technical report on page 14. Please tell us if this technical report was filed and reviewed in Canada. If not, revise to remove the reference to NI-43-101.

6. We note the reference to Mining License Agreement #287 on page F-16. Please disclose this license in this section, along with the conditions for the retention of the license, or tell us why disclosure is not required. See paragraph (b)(2) of Industry Guide 7.

7. For the material mining licenses, such as those relating to the Marjan and Toukhmanuk properties, please disclose whether or not you have satisfied the conditions to retain these licenses, and if not, please disclose the potential consequences to the company. In this regard, for 2014, your income statement does not reflect the required $1.2 million exploration work. Also, you do not appear to have met the annual mining requirements of these licenses.

8. You disclose that "in various circumstances, Armenian law allows for annual work requirements to be cured in subsequent years and by other means without losing good standing status." If you have not met the conditions of your licenses, please explain whether this Armenian law provision applies to your particular licenses and circumstances and disclose the plans to "cure" any material non-compliance. Please disclose any material uncertainties in the operation of this Armenian law provision, such as government approvals that have not been received. Please cite the Armenian law provision to which you refer.

9. You indicate that the Getik licenses expired on December 10, 2013 and "the Company has applied for extensions, to which it is entitled under Armenian law although the documents have not been issued yet." Please disclose the basis for the statement that you are entitled to extensions of the licenses. Please disclose any material uncertainties in the operation of this Armenian law provision, such as government approvals that have not been received. Please cite the Armenian law provision to which you refer.

10. Please revise your disclosure to clarify the interest held by the Company in Armenian properties Hankavan, Lichkvadz-Tei and Terterasar, and in the Chilean properties Pureo and Santa Candelaria. For example, you disclose that the license for Lichkvadz-Tei was terminated in March 2009 and has been issued to another company.

Item 7. Management's Discussion and Analysis or Plan Of Operation, page 38

Liquidity and Capital Resources, page 39

11. Please revise to address in detail how the company "continues to experience liquidity challenges." Please identify any known trends or known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the company's liquidity increasing or decreasing in any material way. Please revise to indicate the course of action that the company has taken or proposes to take to remedy its liquidity challenges.

12. Please address the amount of the company's current assets, current liabilities and the working capital as of December 31, 2014. Also address your long term debt. We note you indicate a 5 step plan of operation for the calendar year 2015. Please revise to indicate the anticipated costs for each step of the plan of operation for 2015. Also address the anticipated costs of constructing the new tailings dam and the anticipated costs of designing and constructing the new upgraded plant.

13. We note your disclosure that your plan of operation for the calendar year 2015 includes implementing the mining plan and to recommence operating expanded mining operations at Toukhmanuk in accordance with the mine operator's approved plan. Please clarify if you intend to define proven or probable reserves prior to extracting mineralized materials and, if not, clearly state this in your filing.

14. We note your disclosure indicating that you received a tailings dam permit on June 30, 2014. Pursuant to paragraph (c)(3) of Industry Guide 7 please provide this permit as supplemental information. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B.

Certain Relationships and Related Transactions, page 17

15. We note that the financial statements indicate that as of December 31, 2014 the company

had wages payable of $1,805,877 while your Certain Relationships and Related Transaction section on page 17 in your proxy indicates wages payable of $1,660,000. Please revise to reconcile the difference in the wages payable or advise us as appropriate.

16. We also note that your financial statements indicate you had employee loans of $142,143 as of December 31, 2014. The Certain Relationships and Related Transaction section does not appear to address the employee loans. Please revise or advise us as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 if you have questions regarding mining engineering comments and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director